

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 17, 2021

VIA E-MAIL usa@gpe-t.com

Andrew Scott, Esq.
General Counsel
Anthony Bertrin Haddrick Trust
13267 Algonquin Road
Apple Valley, CA 92308

Re: Anthony Bertrin Haddrick Trust
File No. 811-23641

Dear Mr. Scott:

On February 17, 2021, the Anthony Bertrin Haddrick Trust filed on EDGAR a notification of investment company registration on Form N-8A, then amended its filing on February 22, 2021. On March 5, 2021, the Trust submitted a request, filed as EDGAR Submission Type RW, to withdraw its filings.

Based on the Trust's request, its filings have been withdrawn as of March 12, 2021.

Sincerely,

/s/ John M. Ganley

John M. Ganley
Senior Counsel

cc: Anthony Haddrick